Mail Stop 3561

November 29, 2007

David J. Meyer, Chief Executive Officer
Titan Machinery Inc.
4876 Rocking Horse Circle
Fargo, North Dakota 58104-6049

> **Re: Titan Machinery Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1 Filed**
> **November 15, 2007**
> **Amendment No. 4 to Registration Statement on Form S-1 Filed**
> **November 16, 2007**
> **Amendment No. 5 to Registration Statement on Form S-1 Filed**
> **November 27, 2007**
> **File No. 333-145526**

Dear Mr. Meyer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three of our letter dated November 5, 2007. With respect to the second bullet point, we continue to believe that you have not provided support for your statement that "[d]emand for construction equipment in [y]our markets is primarily driven by public infrastructure spending…" While the

support you have provided indicates that public infrastructure spending is one factor, it does not appear to be the primary factor influencing demand for your products. Please revise to remove this qualifier. As to the fifth bullet point, the support you have provided continues to speak to market share so please revise your disclosure to include this measure where you indicate that CNH is one of the world's largest manufacturers of construction equipment and ensure that you are referring to it as the fifth, not fourth, by such measure.

2. You state on page 20 that your preferred stock automatically converts into common stock upon closing of your offering. You further suggest that you are contractually obligated to convert certain convertible subordinated debentures into common stock. To the extent, the conversion(s) is (are) expected to have a material dilutive impact on earnings per share, you should disclose pro forma basic earnings per share for the year ended January 31, 2007 and the latest interim period that reflects the conversion(s) that are automatic upon closing of the offering using the "if converted" method. Disclosure surrounding the nature of the pro forma presentation should also be provided.

Dilution, page 21

3. We note the revisions to your disclosure in response to comment six in our letter dated November 5, 2007. Please reconcile for us the pro forma as adjusted shares disclosed in the table on page 21 with the shares disclosed in your capitalization table on page 19 on a pro forma, as adjusted basis. Supplementally explain the reason(s) for any difference.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual and Commercial Commitment Summary, page 40

4. We agree SFAS 13 does not require such disclosure in the financial statements. Since the contractual obligations table is aimed at increasing transparency of cash flow, to the extent that insurance, taxes, maintenance and other costs required by operating leases are material, please add a footnote to the table which quantifies the impacts of these costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Compensation, page 66

Compensation Discussion and Analysis, page 66

5. We note your response to comment 13 of our letter dated November 5, 2007.
    We re-issue this comment because you continue to indicate, on the one hand, that
    you "do not set pre-determined quantitative goals" and yet, in the sentence that
    follows, you indicate that you believe that "disclosure of the quantitative levels"
    would cause [you] competitive harm. Please disclose these quantitative levels as
    it relates to last year's bonus payouts and with respect to future payments,
    provide us on a supplemental basis a detailed explanation for your conclusion as
    to competitive harm.

Material Changes to Compensation Program, page 70

6. We note your response to comment 14 of our letter dated November 5, 2007. We
    note your revisions to this section and your reference to "public companies."
    Please revise to identify the public companies that were utilized in arriving at
    these amounts.

Consolidated Balance Sheets, page F-3,
Note 10─Subordinate Debentures, page F-16

7. We note your response to comment 64 in our letter dated September 28, 2007
    and comment 17 in our letter dated November 5, 2007 and the revisions to your
    disclosure. To the extent these syndication costs relate to your long term debt,
    they represent debt issue costs. Debt issue costs should be capitalized as an asset
    and amortized to interest expense over the term of the debt.   To the extent these
    syndication costs relate to your redeemable preferred stock issuances, they
    should be recorded as a reduction to the carrying amount of the preferred stock
    accounts. You should recognize any changes in the carrying amount over the
    period from the date of issuance to the earliest redemption date. To the extent
    the preferred is redeemable immediately, such amounts would be recognized
    immediately. Refer to paragraph 16 of APB 21, EITF Topic D-98 and SAB
    Topic 3:C.

Note 14─Common Stock Warrants, page F-21

8. We note your response to comment 23 in our letter dated November 5, 2007. To
    the extent the detachable warrants were issued to the holders of the debt, please
    further our understanding of how you recorded the transaction. Specifically, tell
    us the amount proceeds received from the debt and the warrants. Show us the
    relative fair value allocation of the proceeds between the debt and warrants.
    Finally, tell us if your have been amortizing the discount between the carrying

amount of the debt and its face amount to interest expense. Please refer to paragraphs 15 and 16 of APB 14.

Note 16─Contingencies, page F-23

9. We note your response to comment 24 in our letter dated November 5, 2007. Your description of the sales contracts in this note suggests you sold a receivable. Your response to comment 24 suggests you merely offered a conditional guarantee. It is not clear to us which is the case. Please either revise the disclosure to characterize it accurately or explain why sales of sales contracts would not be contemplated by SFAS 140.   If our understanding of sales contracts is not clear, please clarify it.

Note 21─Restatement of Financial Statements, page F-28

10. We note the revisions to your disclosure in response to comment 15 in our letter dated November 5, 2007. Please revise to disclose separate columns for the financial statement line items and EPS amounts as originally reported, the effect of the adjustments to the financial statement line items and the adjusted amounts. Similarly, please revise Note 11 on page 44. Refer to Appendix A of SFAS 154.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

David J. Meyer
Titan Machinery Inc.
November 29, 2007
Page 5

cc: Melodie R. Rose, Esq.
        Fredrikson & Byron, P.A.
        Via Facsimile